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                            July 7, 2021

       R. LaDuane Clifton, CPA
       Chief Financial Officer
       KemPharm, Inc.
       1180 Celebration Boulevard, Suite 103
       Celebration, FL 34747

                                                        Re: KemPharm, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 2, 2021
                                                            File No. 333-257661

       Dear Mr. Clifton:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at (202) 551-4511 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Life Sciences
       cc:                                              Brent Siler